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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AtriCure, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04963C 20 9

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 10 pages

CUSIP No. 04963C 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael D. Hooven
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 803,005*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 803,005*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,005*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 334,210 shares held by a trust for the benefit of Mr. Hooven (the Michael D. Hooven 2004 Trust FBO Michael); 98,007 shares held by Mr. Hooven; 10,000 shares underlying options held by Mr. Hooven; 334,210 shares held by a trust for the benefit of Susan Spies, Mr. Hooven’s wife (the Michael D. Hooven 2004 Trust FBO Susan); 8,157 shares held by Mr. Hooven’s wife; and 18,421 shares held by a trust for the benefit of Brian A. Hooven, Mr. Hooven’s son (the Susan Spies 2004 Children’s Trust). Mr. Hooven serves as the trustee of the trust for the benefit of himself and for the Susan Spies 2004 Children’s Trust. Mr. Hooven may be deemed to share voting and investment power with respect to the shares held by the trust for the benefit of his wife, the shares underlying options held by his wife and the shares held by the Susan Spies 2004 Children’s Trust, and Mr. Hooven disclaims beneficial ownership of these shares, except as to his pecuniary interest therein. Mr. Hooven’s wife may be deemed to share voting and investment power with respect to the shares held by Mr. Hooven, the shares held by the trust for the benefit of Mr. Hooven, and the shares held by the Susan Spies 2004 Children’s Trust, and she disclaims beneficial ownership of these shares, except as to her pecuniary interest therein.

Page 2 of 10 pages

CUSIP No. 04963C 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan Spies
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 803,005*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 803,005*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,005*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 8,157 shares held by Susan Spies, Mr. Hooven’s wife; 334,210 shares held by a trust for the benefit of Susan Spies; 334,210 shares held by a trust for the benefit of Mr. Hooven; 98,007 shares held by Mr. Hooven; 10,000 shares underlying options held by Mr. Hooven; and 18,421 shares held by the Susan Spies 2004 Children’s Trust. Ms. Spies is the trustee of the trust for the benefit of herself. Ms. Spies may be deemed to share voting and investment power with respect to the shares held by Mr. Hooven, the shares held by the trust for Mr. Hooven’s benefit, and the shares held by the Susan Spies 2004 Children’s Trust, and she disclaims beneficial ownership of these shares, except as to her pecuniary interest therein. Mr. Hooven may be deemed to share voting and investment power with respect to the shares held by Ms. Spies, the shares held by the trust for Ms. Spies’ benefit and the shares held by the Susan Spies 2004 Children’s Trust, and he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

Page 3 of 10 pages

CUSIP No. 04963C 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael D. Hooven, Trustee for the Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 334,210*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 334,210*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,210*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) OO

*	Mr. Hooven is the trustee of the trust for the benefit of himself (the Michael D. Hooven 2004 Trust FBO Michael). Ms. Spies may be deemed to share voting and investment power with respect to these shares, and she disclaims beneficial ownership of these shares, except as to her pecuniary interest therein.

Page 4 of 10 pages

CUSIP No. 04963C 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan Spies, Trustee for the Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 334,210*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 334,210*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,210*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) OO

*	Ms. Spies is the trustee of the trust for the benefit of herself (the Michael D. Hooven 2004 Trust FBO Susan). Mr. Hooven may be deemed to share voting and investment power with respect to these shares, and he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

Page 5 of 10 pages

CUSIP No. 04963C 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael D. Hooven, Trustee for the Susan Spies 2004 Children’s Trust, dated 8/3/04
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 18,421*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 18,421*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,421*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) OO

*	Mr. Hooven is the trustee of the Susan Spies 2004 Children’s Trust. Mr. Hooven and Ms. Spies may be deemed to share voting and investment power with respect to these shares, and they disclaim their beneficial ownership of these shares, except as to their pecuniary interest therein.

Page 6 of 10 pages

Item 1.	(a)	Name of Issuer

AtriCure, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6033 Schumacher Park Drive West Chester, OH 45069

Item 2.	(a)	Name of Person Filing

This statement on Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Michael D. Hooven

(2) Susan Spies

(3) Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04

(4) Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04

(5) Susan Spies 2004 Children’s Trust, dated 8/3/04

The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Mr. Hooven is the trustee of the Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04 and the Susan Spies 2004 Children’s Trust, dated 8/3/04. Ms. Spies is the trustee of the Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04. Mr. Hooven and Ms. Spies are husband and wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any shares covered by this Statement held by any other person.

	(b)	Address of Principal Business Office or, if none, Residence

Michael D. Hooven, Susan Spies, Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04, Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04, and Susan Spies 2004 Children’s Trust, dated 8/3/04:

c/o AtriCure, Inc. 6033 Schumacher Park Drive West Chester, OH 45069

	(c)	Citizenship

(1) Michael D. Hooven – United States

(2) Susan Spies – United States

(3) Michael D. Hooven 2004 Trust FBO Michael, dated 8/3/04 – Ohio

(4) Michael D. Hooven 2004 Trust FBO Susan, dated 8/3/04 – Ohio

(5) Susan Spies 2004 Children’s Trust, dated 8/3/04 – Ohio

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

04963C 20 9

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Page 7 of 10 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See rows 5 through 11 of the Cover Page The ownership percentages are based on 14,133,352 shares of Common Stock of the Issuer outstanding as of February 5, 2008.

(a) Amount beneficially owned: .

(b) Percent of class: .

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote .

(ii) Shared power to vote or to direct the vote .

(iii) Sole power to dispose or to direct the disposition of .

(iv) Shared power to dispose or to direct the disposition of .

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

If a group has filed this schedule pursuant to §240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-l(c) or §240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Not Applicable

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification

Not Applicable

Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

MICHAEL D. HOOVEN

/s/ Michael D. Hooven

SUSAN SPIES

/s/ Susan Spies

MICHAEL D. HOOVEN 2004 TRUST FBO MICHAEL

By:	/s/ Michael D. Hooven
Name:	Michael D. Hooven
Title:	Trustee

MICHAEL D. HOOVEN 2004 TRUST FBO SUSAN

By:	/s/ Susan Spies
Name:	Susan Spies
Title:	Trustee

SUSAN SPIES 2004 CHILDREN’S TRUST

By:	/s/ Michael D. Hooven
Name:	Michael D. Hooven
Title:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 9 of 10 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value, of AtriCure, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such statement. This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 13, 2008.

MICHAEL D. HOOVEN

/s/ Michael D. Hooven

SUSAN SPIES

/s/ Susan Spies

MICHAEL D. HOOVEN 2004 TRUST FBO MICHAEL

By:	/s/ Michael D. Hooven
Name:	Michael D. Hooven
Title:	Trustee

MICHAEL D. HOOVEN 2004 TRUST FBO SUSAN

By:	/s/ Susan Spies
Name:	Susan Spies
Title:	Trustee

SUSAN SPIES 2004 CHILDREN’S TRUST

By:	/s/ Michael D. Hooven
Name:	Michael D. Hooven
Title:	Trustee

Page 10 of 10 pages